February 2, 2007

BY HAND AND BY EDGAR

Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

RE:

Fortress Investment Group LLC

Amendment No. 3 to Registration Statement on Form S-1

(File No. 333-138514)

Dear Ms. Hardy:

On behalf of Fortress Investment Group LLC, a Delaware limited liability company (the "Company"), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on January 18, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter of February 1, 2007 (the "Comment Letter").  The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

Set forth below in this letter are the Company's responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement.  All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Fortress Investment Group LLC

February 2, 2007

General

1.

In response to comment 2 in our letter dated January 12, 2007, you indicate that you have elected to rely on Rule 3a-1 under the Investment Company Act of 1940.  Based on our discussions, in your risk factor disclosure with regard to your status under the Investment Company Act of 1940, please revise to also include a reference to Section 3(b)(1) of the Act.

The disclosure on page 48 has been revised in response to the Staff's comment.

2.

We note your response to comment 43 in our letter dated December 8, 2006.  Please tell us why you do not believe a tax opinion is required under Item 601 of Regulation S-K since whether or not you are taxed as a partnership appears to be a material consequence to investors.

The disclosure on pages 52 and 216 has been revised in response to the Staff's comment. In addition, we are supplementally providing a draft of the Skadden, Arps, Slate, Meagher & Flom LLP tax opinion.

3.

We note your response to comment 3 in our letter dated January 12, 2007.  Please disclose the factual information and examples set forth in the first three paragraphs of your response.

The disclosure on pages 148 and 149 has been revised in response to the Staff's comment.

Summary, page 1

4.

Please clarify whether the principals will receive fees from the funds in addition to receiving distributions.  If so, disclose whether they will receive management fees, incentive income and/or investment income.  Disclose each principal's title with respect to the funds and what functions or services they will provide.  We note from your Business disclosure that the principals "oversee" particular funds but it is not clear what this entails.

The disclosure on page 1 has been revised in response to the Staff's comment.

Distributions to the Principals Prior to this Offering, page 5

5.

Briefly explain carried interest.

The disclosure on page 5 has been revised in response to the Staff's comment.

Nornura Transaction, page 19

6.

We note your revised disclosures in response to comment 12 in our letter dated January 12, 2007.  Please also revise your disclosure to state the dividend you

Fortress Investment Group LLC

February 2, 2007

intend to pay to Nomura prior to the IPO, including the per share amount of this dividend.

The disclosure on page 5 has been revised in response to the Staff's comment.

Unaudited Pro Forma Financial Information, page 77

7.

We note your response to comment 27 in our letter dated January 12, 2007.  Please include your explanation as to why you are using the three-month average LIBOR in estimating your pro forma interest expense adjustment in note (f).

The disclosure on page 91 has been revised in response to the Staff's comment.

8.

We note your response to comment 28 in our letter dated January 12, 2007.  However, it is unclear how you revised note (f) to clarify what the rates disclosed in the pro forma financial statements represent.  Please revise your disclosure to clarify, or tell us where you have made such revisions.

The disclosure on page 91 has been revised in response to the Staff's comment.

Financial Statements

Fortress Operating Group (Limited Liability Companies) for the Fiscal Quarter Ended September 30, 2006

Combined Balance Sheets, page F-55

9.

Your September 30, 2006 pro forma balance sheet should only reflect the distribution accrual without giving effect to how you intend fund the distribution.  Please revise.

The disclosure on page F-56 and footnote 10 on page F-77 has been revised in response to the Staff's comment.

* * * * *

Fortress Investment Group LLC

February 2, 2007

On behalf of the Company, we wish to thank the Staff for their kind attention to the Registration Statement and for your availability on many occasions to answer our questions.

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:

Brigitte Lippmann, Esq.

Ms. Tracey Houser

Ms. Jeanne Baker

Securities and Exchange Commission

Alan Chesick, Esq.

General Counsel

Fortress Investment Group LLC

1345 Avenue of the Americas

46th Floor

New York, NY  10105

Edward F. Petrosky, Esq.

J. Gerard Cummins, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019